August 21, 2006


VIA EDGAR AND FAX

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Division of Corporation Finance
Office of Emerging Growth Companies
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549-0305

Re:  Laboratory Corporation of America Holdings
     Form 10-K for the year ended December 31, 2005
     Filed February 28, 2006
     Forms 10-Q for the Fiscal Periods ended March 31, and June 30, 2006 Filed May 4 and August 3, 2006
     File Number 1011353

Dear Ms. Jenkins:

We have reviewed the comments of the Staff, as set forth in its letter dated August 10, 2006, with respect to the above-referenced filings. Enclosed herewith are the Staff's comments followed by our responses on behalf of Laboratory Corporation of America Holdings (the "Company").

Form 10-K for the Year Ended December 31, 2005
----------------------------------------------

Part II, Item 8 - Financial Statements, page 47
-----------------------------------------------

Note 1 - Summary of Significant Accounting Policies
---------------------------------------------------
Financial Statement Revisions, page F-8
---------------------------------------

Comment:

1. We note that previously filed financial statements appear to have been restated for the correction of an error regarding the classification of auction rate securities and variable rate demand notes. We note that no
    Item 4.02 8-K was filed relating to these restatements. Please tell us how you evaluated the requirements of Item 4.02 of Form 8-K to determine that no filing was required.




Response:

     Disclosures under Item 4.02 of Form 8-K (Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review) are triggered in two circumstances: (a) a conclusion by a registrant's Board, a Board Committee or appropriate officers that previously issued financial statements "should no longer be relied upon because of an error" in such financial statements and (b) advice from, or notice by, a registrant's independent accountants that "disclosure should be made or action should be taken to prevent future reliance" on an audit report or interim review. Neither circumstance has occurred. Our independent accountants, PricewaterhouseCoopers, have not advised us or given notice to us as contemplated by paragraph (b) of Item 4.02. Similarly, our Board, Audit Committee and appropriate officers have not concluded that prior financial statements should no longer be relied upon as a consequence of the revisions to certain items in our pre-2005 financial statements that are described in footnote 1 to our 2005 consolidated financial statements. The reason such a conclusion was not reached, notwithstanding the revision to prior periods, is because of our assessment of the materiality of the financial statement revision under the criteria set forth in Staff Accounting Bulletin 99. After carefully weighing the guidance in SAB 99, we concluded that the revision is not material and therefore does not require that prior period financial statements should not be relied upon. Our consideration of the guidance in SAB 99 is set forth below:

Assessment of Materiality of Financial Statement Revision
---------------------------------------------------------
A summary of the December 31, 2004 financial statement effect of this reclassification follows:

                                   As reported   Adjustment   As reclassified
                                   -----------   ----------   ---------------
Cash & cash equivalents              $ 186.9     $ (139.2)       $   47.7
Short-term investments               $  20.0     $  139.2        $  159.2
Cash used in investing activities    $(139.9)    $  (84.0)       $ (223.9)
Net increase (decrease) in cash      $  83.8     $  (84.0)       $   (0.2)

The above effects on the amounts of the individual line items affected by the misclassification are quantitatively significant to those amounts. However, notwithstanding those effects, we believe that this misclassification was not material to our historical financial statements and would not be considered material or significant by our shareholders, lenders and potential investors, for the reasons set forth below.

1. At December 31, 2004 we reported a total of $186.6 million in cash and cash equivalents, including the following amounts ($ in millions):

    - Auction rate securities (ARS)         $  92.9
    - Variable rate demand notes (VRDN)	     46.3
                                            -------
                                            $ 139.2
                                            =======

    Our cash balances were temporarily high during 2004 as we prepared for the possible need to satisfy the possible redemption requirements of our zero
    coupon notes in September 2004.   The put date passed without any puts.
    We used most of the ARS funds in the first quarter of 2005 to make a $155 million business acquisition (as described in Note 21 to our 2004 Annual Report). We used our positive cash flow subsequent to the first quarter of 2005 to make another $150 million business acquisition and to fund treasury stock purchases, rather than to invest in ARS or VRDN. The corrected cash balance was down to $45 million at December 31, 2005, and short-term investments were only $17 million. Accordingly, the ARS error diminished significantly in the first quarter of 2005 and declined to a deminimus amount throughout 2005.

    We filed our 2004 10-K prior to the SEC's first public clarification on ARS, dated March 4, 2005.

    We had $3.6 billion in assets at December 31, 2004. The ARS error was 3.9% of total assets at that date, and was between 0.3% and 1.1% of total assets at the end of each quarter in 2005.

    During the course of liquidating our ARS and VRDN investments, neither we nor (to our knowledge) other investors in these types of instruments, have experienced a lack of liquidity resulting from a failed auction or other constraint on obtaining the full carrying value of these instruments. We believe that market participants do not perceive these types of short term investments to be impairments of near-term liquidity and our experience has confirmed this view.

2. The misclassification had no impact on the following financial statement captions/items:

    - Current assets
    - Total assets
    - Current or long-term liabilities
    - Total shareholders' equity
    - Net income or any line item in the Statement of Operations
    - Cash flow provided by operations

    We have reviewed analysts' reports covering LabCorp and have reflected upon our experience in numerous one-on-one and group meetings with
    shareholders', investors and lenders.   Based on our review and
    experience, these users of our financial statements are most focused upon our growth in revenues and earnings and operating cash flows. To a lesser extent they are interested in our leverage ratios and working capital. In investing cash flows, their interests are focused on capital expenditures and business acquisitions. None of these items were affected by the misclassification between cash and short-term investments.

3. The misclassification affected the 2004 Statement of Cash Flows, by overstating the beginning and ending balance of cash and cash equivalents by $55.1 million and $139.2 million, respectively and by increasing the amount of Cash Used in Investing Activities by $84.0 million and reducing the net increase in cash, by the same amount.

    We do not believe that knowledge of this type of error in our 2004 cash flow information is material information to the reader of LabCorp's financial statements today. We believe that readers of our financial statements generally consider ARS and VRDN to be highly-secure, highly-liquid assets that are close in quality to cash equivalents. Therefore, it is our view that the separate highlighting of changes in ARS and VRDN in our historical financial statements would not have changed users' conclusions regarding our liquidity. Further, we believe that users would have expected us to be investing our excess cash in low-risk, highly liquid financial instruments such as ARS and VRDN. We believe that it is of very limited importance for today's readers to know that LabCorp, at one time over a year ago, held short-term investments that were accidentally grouped with cash equivalents.

    We do not believe that old cash flow information has the same degree of recurring utility of other historical financial information. This is implicit in SEC reporting rules because cash flow information is always reflected year-to-date, rather than prior discrete quarterly periods. We believe this lack of utility is particularly true for short-term timing effects in cash flow such as changes in short-term investments, credit line fluctuations or other recurring cash management activities. In a sense, the cash build-up was a short-term timing issue, not unlike revolving credit balance fluctuations - but was more nonrecurring. Unlike a prior year income statement error, this cash flow error did not affect trend data such as growth in revenues, earnings, or operating cash flow, that may have continued relevance to current analyses of LabCorp.

4. Our MD&A disclosures would have been unaffected by the misclassification. In discussing our liquidity status in our 10-Q and 10-K MD&A's, we focus on cash flows from operations rather than our balance sheet amounts for
    cash or short-term investments.   Further, while cash flows from investing
    activities were quantitatively impacted, the element of our investing activities that management addresses within MD&A is the level of capital expenditures, which was not affected by this issue. Also, our MD&A disclosure of free cash flow (a non-GAAP measure that we discuss) was not affected by this issue. Lastly, our quarterly MD&A disclosures reference the fact that cash resources were used to make a significant acquisition, which was a correct statement in the context of how we classified our ARS balances throughout the affected periods.

5. There were no debt covenants that would have been impacted by the reclassification. Furthermore, we are highly liquid and have not experienced any cash flow issues for the past 5+ years. We carry an Investment Grade credit rating from both S&P and Moody's. Accordingly, we don't believe our shareholders or investors make any distinction between cash and cash equivalents and short-term investments. In our quarterly earnings releases, we have historically combined these two amounts in our condensed balance sheet amounts.

6. The misclassification was not a function of lack of precision, but rather an inadvertent misapplication of GAAP. The misclassification was not made intentionally.

7. The misclassification did not mask a change in net earnings or other trends. Net earnings and cash flows from operations were not affected by this matter.

8. The misclassification did not hide a failure to meet an analyst's expectations as it does not affect earnings.

9. The misclassification did not affect our compliance with regulatory requirements, loan covenants or other contractual requirements, nor did it conceal unlawful transactions.

10. The misstatement did not have the effect of increasing management's compensation.

11. We had no reason to believe that the reclassification of these items would have resulted in any positive or negative market reaction. We believe that information about our ARS investments in 2004 has now diminished in significance to today's LabCorp reader, such that retroactive reclassification (i.e., immaterial error correction with transparent disclosure) provides sufficient disclosure to a reader of our financial statements. We are, in no way, trying to be dismissive of the importance of the balance sheet or the statement of cash flows. We are highly respectful of the importance of getting those financial statements right. We do, however, believe that the qualitative factors in LabCorp's particular facts and circumstances relating to the ARS error, are of such a nature that they have rendered the error not material to today's financial statement reader.

12. We also looked at several registrants who, in 2005, revised their 2004 financial statements for similar ARS errors. Specific companies examined were:

    - Kimball (KBALB), Toll Brothers (TOL), Microsoft (MFST), Cognizant Technology Solutions (CTSH), and Proctor & Gamble (PG).

    In looking at the companies' stock prices in the periods following their respective financial statement revisions, there were no noticeable market reactions to the reclassifications to these companies' financial statements. We believe this further supports our view that today's reader does not have a concern over a financial statement revision related to an ARS error such as ours.



Note 2 - Business Acquisitions, page F-14
-----------------------------------------
Comment:

2. Please revise to disclose all of the information required by paragraphs 51-55 of SFAS 141 for the acquisitions of US LABS and Esoterix in 2005, or explain in detail why you believe these disclosures are not required.

Response:

    Paragraph 51 of SFAS 141 describes required disclosure surrounding material business combinations. In evaluating whether or not the acquisitions of US LABS and Esoterix in 2005 were material, we looked to the following calculations, both individually and in combination, as follows ($s in 000's):







Test #1 (Investment in subsidiary)
----------------------------------
- Total LabCorp assets per 12/31/04 balance sheet        $ 3,626,100
- Purchase price for:
          US LABS                                        $   156,407    4.3%
          Esoterix                                       $   155,333    4.3%
                                                         -----------    ----
               Total                                     $   311,740    8.6%
                                                         ===========    ====

Test #2 (Total assets)
----------------------
- Total LabCorp assets per 12/31/04 balance sheet        $ 3,626,100
- Assets of the acquired subsidiaries:
          US LABS                                        $    95,637    2.6%
          Esoterix                                       $    52,400    1.5%
                                                         -----------    ----
               Total                                     $   148,037    4.1%
                                                         ===========    ====

Test #3 (Income from continuing operations)
-------------------------------------------
- Total LabCorp 12/31/04 earnings before tax             $   615,300
- Earnings before tax of acquired subsidiaries:
          US LABS                                        $     1,910    0.3%
          Esoterix                                       $       701    0.1%
                                                         -----------    ----
              Total                                      $     2,611    0.4%


Based upon the calculations shown above and our evaluation of the these two companies, we believe these two acquisitions were not material to our 2005 financial statements and that the disclosure contained in Note 2, Business Acquisitions (specifically the purchase price) to our December 31, 2005 financial statements was sufficient under the circumstances. Additionally, we disclosed goodwill acquired in Note 7.

Note 4 - Investments in Joint Venture Partnerships, page F-14
-------------------------------------------------------------
Comment:

3. It appears that summarized financial information including assets, liabilities, and results of operations for the company's investments in joint ventures should be presented as required by Section 210.4-08(g) of Regulation S-X. Please advise or revise.


Response:
In determining whether or not disclosure under Section 210.4-08(g) of Regulation S-X is required for our investments in joint venture partnerships in our 2005 financial statements, we examined these investments under the provisions of S-X Rule 1-02(w), individually and in the aggregate, as follows ($ in 000s):

Test #1 (Investment in joint venture)
-------------------------------------
- Total LabCorp assets per 12/31/05 balance sheet           $3,875,800
- Investment in joint venture:
       Milwaukee, Wisconsin                                 $    3,974    0.1%
       Ontario, Canada                                      $  102,239    2.6%
       Alberta, Canada                                      $    6,983    0.2%
       Allocated intangible to Canadian operations          $  465,656   12.0%
                                                            ----------   -----
          Total                                             $  578,852   14.9%
                                                            ==========   =====

Test #2 (Total assets)
----------------------
- Total LabCorp assets per 12/31/05 balance sheet           $3,875,800
- Total assets of the joint ventures (100% of underlying
    Assets - not our Proportionate share):
     Milwaukee, Wisconsin                                   $  15,328     0.1%
     Ontario, Canada                                        $ 150,700     3.9%
     Alberta, Canada                                        $  20,964     0.5%
                                                            ---------     ----
          Total                                             $ 186,992     4.8%
                                                            =========     ====


Test #3 (Income from continuing operations)
-------------------------------------------
- Total LabCorp 12/31/05 earnings before tax               $ 615,300
    Total combined income from joint venture
        partnerships, net                                  $  58,300     9.5%


All three of the tests, individually and in the aggregate, were below the 10% criteria for the significant subsidiary, except for the allocated purchase price (in Test #1), which was not pushed-down to the two Canadian joint ventures (both partnerships were acquired as part of our 2002 business acquisition of Dynacare, Inc.), but is grouped with the investments in joint ventures as it relates entirely to these Canadian assets. We included this allocated asset value in our footnote disclosure and in the "investments in joint venture partnerships" line item on the balance sheet. However, since that intangible asset is not recorded on the balance sheets of either of the Canadian joint ventures, we did not believe that underlying summarized financial information was required for any of these investments individually or in the aggregate.

After careful consideration of your comments and further review of the requirements of Section 210.4-08(g) of Regulation S-X, we believe we should have included the value of the allocated intangible in the Rule 1-02(w) test. Accordingly, we will include the following disclosure in our 2006 10-K, as well as required disclosure in other filings, if applicable($ in millions):

"4.   INVESTMENTS IN JOINT VENTURE PARTNERSHIPS

     At December 31, 2005 the Company had investments in the following joint venture partnerships:

                                                        Net         Percentage
                  Location                          Investment    Interest Owned
            Milwaukee, Wisconsin                    $     4.0         50.00%
            Ontario, Canada                         $   521.3         72.99%
            Alberta, Canada                         $    53.6         43.37%

     Each of the joint venture agreements that govern the conduct of business of these partnerships mandates unanimous agreement between partners on all major business decisions as well as providing other participating rights to each partner. These partnerships, including the Ontario, Canada partnership, are accounted for under the equity method of accounting, as the Company does not have control of these three partnerships, due to the participating rights afforded to all partners in each agreement. The Company has no material obligations or guarantees to, or in support of, these unconsolidated joint ventures and their operations.

     Condensed unconsolidated financial information for the joint venture partnerships is shown in the following table.
                                                2005          2004
                                              --------       -------
As of December 31:
-----------------
Current assets                                  $55.0        $ 51.3
Other assets                                    132.0         120.3
                                                -----         -----
Total assets                                   $187.0        $171.6
                                               ======        ======
Total liabilities                              $ 25.5        $ 30.0
Partners' equity                                161.5         141.6
                                               ------        ------
Total liabilities and
         Partners' equity                      $187.0        $171.6
                                               ======        ======

                                                2005           2004       2003
                                               -------        ------     ------
For the period January 1 - December 31:
Net sales                                      $337.2        $280.8      $251.7
Gross profit                                    144.6         127.2       112.7
Net earnings                                     93.1          77.8        68.7

The Company's recorded investments in the Ontario and Alberta joint venture partnerships at December 31, 2005, include $419.1 and $46.6, respectively of value assigned to these two partnerships' Canadian licenses (with an indefinite life and deductible for tax) , to conduct diagnostic testing services in their respective provinces."



Note 5 - Goodwill and Intangible Assets, page F-15
--------------------------------------------------
Comment:

4. Please disclose the weighted average amortization period for total intangible assets acquired in 2005, and each major class of intangible assets acquired in 2005, as specified in paragraph 44(a)(3) of SFAS 142, or explain the reasons these disclosures are not required.


Response:

     While we believe we have disclosed the average useful lives of our intangible assets in Note 1 - Summary of Significant Accounting Policies, "Intangible Assets", we agree that we have not specifically disclosed the weighted average amortization period for total intangible assets acquired in 2005. We intend to insert the following wording into our 2006
     Form 10-K:

     "A summary of intangible assets acquired during 2005, and their respective weighted average amortization periods is as follows ($s in millions):

                                                            Weighted Average
                                            Amount         Amortization Period
                                            ------         -------------------
     Customer lists                         $79.5                  5.67
     Patents, licenses and technology         9.0                  0.32
     Non-compete agreements                   0.4                  0.01
     Trade name                              51.3                  1.83
                                            -----                  ----
                                           $140.2                 7.84"
                                           ======                 =====

     We will include this disclosure for all acquired intangibles assets in future filings.

Note 11 - Preferred Stock and Common Shareholders Equity, page F-18
-------------------------------------------------------------------
Comment:

5. We note your disclosure regarding the potential liability to a bank under an overnight share repurchase agreement for 4.8 million common shares, depending upon the actual purchase price of these shares in future periods, and the related agreement to cap your exposure with respect to
     2.4 million of the repurchased shares. Please tell us how you evaluated these agreements under paragraphs 12-32 of EITF 00-19 to determine that equity classification was appropriate.


Response:

     In evaluating the accounting treatment of our overnight share repurchase
     (OSR), we carefully considered the guidance contained in paragraphs
     12 - 32 of EITF 00-19. That analysis, prepared at the time of the transaction in December 2005, is as follows:

     The general premise of EITF 00-19 is that contracts that require net settlement in cash are considered liabilities and contracts that require net settlement in shares are considered equity. If contracts allow for the choice of net settlement in either shares or cash at the issuer's option, the EITF model assumes the contracts will be settled in shares. Subject to meeting certain criteria, such contracts should be initially be recorded as equity. The following analysis discusses the criteria set forth in paragraphs 12-32 of EITF 00-19, noting the criteria for equity treatment is met.

  -  The contract permits the company to settle in unregistered shares
     Section 5(a)(ii)(A): The Company may transfer to Bank of America (BOA), the contract counterparty, its own common stock which is not registered for resale. Additionally, the value assigned to the restricted shares will be 95% of fair value, which is determined by the calculation agent by commercially reasonable means (Section 2). Based on the formula comparing the economic circumstances of a settlement in registered shares with unregistered shares, we determined that in every scenario, the difference between the number of shares in each case is 5%, which represents the 'penalty' for the unregistered share alternative. This difference appears to be a reasonable estimate of the difference in fair value between these settlement alternatives and does not cause this criterion to fail.

  - The company had sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding
     Currently, the Company has 265.0 million authorized shares of common stock. As of September 30, 2005 approximately 152.5 million shares were issued and there were approximately 18.9 million treasury shares; therefore this results in total authorized and available shares of 131.4 million on that date. Total vested and unvested stock options amounted to approximately 6.2 million and potentially issuable shares relating to the Company's zero coupon subordinated notes were approximately 10.0 million. Therefore, the net authorized and available shares amounted to approximately 115.2 million. Based on these numbers, the Company had a sufficient amount of shares available to settle the contract. The Company also has a poison pill provision in preferred share purchase rights in case of potential takeovers but they are only exercised within the control of the company and thus there are no issues related to the OSR that would cause the trigger of this anti-takeover provision outside the control of the Company.

  - The contract contains an explicit limit on the number of shares to be delivered in a share settlement
     Section 2; 5(c); 6(e): The contract stipulates that if the Company elects to settle in shares, then the Company will not be required to deliver more than the maximum deliverable number of shares (15.0 million), notwithstanding the make-whole share guidelines provided in the agreement.

  - There are no required cash payments to the counterparty in the event that the company fails to make timely filings with the SEC
     No such provision exists in the OSR contract.

  - There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the proceeds are insufficient to provide the counterparty with full return of the amount due
     Section 5(b): The contract does not require cash payments by the Company in the event that the settlement shares are insufficient to provide BOA with a full return. There is a specific share settlement calculation that includes Make-Whole Payment Shares to provide BOA with their required return.

  - The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares
     The contract does not require net-cash settlement for any circumstances that are out of the Company's control.

  - There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract
     Section 16: The contract explicitly states that BOA acknowledges and agrees that the OSR agreement is not intended to convey to BOA rights that are senior to the claims of common stockholders in the event of the Company's bankruptcy.

  - There is no requirement in the contract to post collateral at any point or for any reason
     Section 16: The contract states that this OSR agreement is not secured by any collateral that would otherwise secure the obligations of the Company thereunder or pursuant to any other agreement.

     Based on the assessment of the various criteria presented in EITF 00-19, the OSR agreement appears to comply and therefore it is appropriate for the Company to classify this contract within stockholders' equity.

Note 13 - Stock Compensation Plans, page F-21
---------------------------------------------
Comment:

6. Please explain why your valuation assumption for the weighted average life of outstanding stock options changed from 7 years in fiscal 2003, to 3 years in 2004 and 2005, to 1.1 years in the first quarter of fiscal 2006. It is not clear what events or circumstances would have caused these reductions. We note that the weighted average useful life of all outstanding options was more than 7 years at December 31, 2005. To the extent that modifications in your stock compensation practices have resulted in shorter expected terms, disclose the material terms of each such modification.


Response:

     There have been no significant modifications to our stock compensation practices for any of the years presented in our financial statements. We believe the weighted average expected lives disclosed for outstanding stock options are accurate reflections of the underlying assumptions used in developing the pro forma stock compensation disclosure (for years prior to 2006) and for our recorded stock compensation expense subsequent to January 1, 2006 (with the exception of the 1.1 years disclosed in the March 31, 2006 Form 10-Q, which was a typographical error - subsequently corrected in our June 30, 2006 Form 10-Q - that had no effect on the stock compensation expense we recorded in 2006).

     During 2003, we were using the weighted average contractual life of the options as our estimate of the expected term for stock options. After a careful reading of the exposure draft on SFAS 123R and in anticipation of our implementation of that pronouncement, we realized that this assumption was not the correct interpretation of the expected life of the options. Utilizing a report from our option management software, we determined that the weighted average expected life for options was approximately 3 years and has remained at approximately 3 years through the second quarter of 2006 for all periods presented.

     Had we restated 2003 pro forma expense, utilizing shorter weighted average expected lives for our stock options, it would have resulted in $6.9 million reduced pro forma compensation expense (net of related tax effects), or 2.3% of pro forma net earnings, which we believe is material.

     The 7-year life you note in the table to Note 13, is the weighted-average contractual life of the outstanding options (e.g., life left before the expiration of the options).

Forms 10-Q for the Fiscal Periods Ended March 31, 2006 and June 30, 2006
------------------------------------------------------------------------
Item 1 - Financial Statements
-----------------------------

Note 3 - Stock Compensation Plans, page 8
-----------------------------------------
Comment:

7. It appears that the effect of adopting SFAS 123R on income before taxes, cash flows from operations, and cash flows from financing activities should also be disclosed in Note 3, as required by paragraph 84. Please advise or revise.


Response:

     We believe all of these amounts are disclosed in different sections of our financial statements, but agree that they are not all summarized in
     Note 3. The effect of adoption on income before taxes is found in the first table in Note 3, by the caption "Stock option and stock purchase plans". That same table shows the grand total for share-based compensation, which in turn agrees to the amount shown in Operating Cash Flows, in the Statement of Cash Flows. Under Cash Flows From Financing Activities, we disclose the amount of excess tax benefits from stock based compensation. We agree that before the adoption of SFAS 123R, this amount would have been part of the working capital change in the income tax liability accounts.

     We will include all of this information in the Stock Compensation Plans footnote in future filings.


Furthermore, we acknowledge that:
  - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (336)436-4602.

Very truly yours,

/s/ William B. Hayes

William B. Hayes
Executive Vice President -
Chief Financial Officer


Cc:   Michael J. Silver, Hogan & Hartson L.L.P.
      Sam Hayes - PricewaterhouseCoopers L.L.P.